PROSPECTUS



                      TRAVEL PORTS OF AMERICA, INC.

                   ------------------------------------

                     1,643,000 SHARES OF COMMON STOCK
                        (Par Value $.01 Per Share)

                   ------------------------------------

      This Prospectus relates to offers and sales of 1,643,000 shares of Common Stock, par value $.01 per share (the "Common Stock") of Travel Ports of America, Inc., a New York corporation (the "Company") issuable upon conversion of the Company's outstanding 8.5% Senior Subordinated Convertible Debentures due January 15, 2005 (the "Debentures"), and upon the exercise of outstanding warrants to purchase Common Stock held by the holders of the Debentures (the "Private Placement Warrants") and the Placement Agent for the Debentures (the "Placement Agent Warrants"). The holders of the Debentures, the Private Placement Warrants, and the Placement Agent Warrants are sometimes referred to in this Prospectus collectively as the "Selling Stockholders." See "Selling Stockholders".

      Shares covered by this Prospectus may be offered and sold from time to time directly by the Selling Stockholders or through brokers on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System or otherwise at the prices prevailing at the time of such sales. No specified brokers or dealers have been designated by the Selling Stockholders and no agreement has been entered into in respect of brokerage commissions or for the exclusive or coordinated sale of any securities which may be offered pursuant to this Prospectus. The net proceeds to the Selling Stockholders will be the proceeds received by them upon such sales, less brokerage commissions, if any. The Company will pay all expenses of preparing and reproducing this Prospectus, but will not receive any of the proceeds from sales by any of the Selling Stockholders.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      No dealer, salesman, or any other person has been authorized to give any information or to make any representation other than as contained or incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities by anyone in any jurisdiction in which such offering may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or the information herein since the date hereof. See "Certain Investment Considerations".







                    ---------------------------------




            The date of this Prospectus is November 16, 1995.

                            TABLE OF CONTENTS

                                                                 Page

Available Information                                              2
Incorporation of Certain Documents by Reference                    3
The Company                                                        3
The Offering                                                       4
Use of Proceeds                                                    4
Certain Investment Considerations                                  4
Selling Stockholders                                               7
Plan of Distribution                                              10
Experts                                                           10


                          AVAILABLE INFORMATION


      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and other information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at certain of its regional offices located as follows: Public Reference Section, 450 Fifth Street, N.W., Room 1204, Washington, D.C. 20549; New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60621. copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1204, Washington, D.C. 20549, at prescribed rates.

      Trades in the Common Stock of the Company are reported on the NASDAQ National Market System. Reports, proxy statements, information statements, and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street N.W., Washington, D.C. 20006. This Prospectus is part of a Registration Statement on Form S-3 (the "Registration Statement") which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This
Prospectus  does  not  contain all of the information  set  forth  in  the
Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company reference is hereby made to such Registration Statement, exhibits, and schedules, which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The Company hereby incorporates by reference in this Prospectus the following documents:

      (1) The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended April 30, 1995, filed pursuant to the Exchange Act.

      (2)   Quarterly Report on Form 10-Q for the quarter ended  July  31,
1995.

      (3) The description of the Company's Common Stock contained in the Company's registration statement filed under Section 12 of the 1934 Act, including any amendment or report filed for the purpose of updating such description.

      (4) All other documents filed with the Commission by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           Any  person  receiving  a copy of this Prospectus  may  obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. Written requests should be mailed to Secretary, Travel Ports of America, Inc., 3495 Winton Place, Building C, Rochester, New York 14623. Telephone requests may be directed to (716) 272-1810.

                               THE COMPANY


     Travel Ports of America, Inc., a New York Corporation (the "Company") operates 14 truck and motor plazas in six states (New York, New Jersey, New Hampshire, North Carolina, Indiana and Pennsylvania), a fuel terminal, and related services for the trucking and motor travel industries. Headquartered in Rochester, New York, the Company is publicly held and its Common Stock is traded on the NASDAQ National Market System ("NASDAQ") under the trading symbol TPOA.

      The  Company  was incorporated in New York in 1979.   Its  principal
offices are located at 3495 Winton Place, Building C, Rochester, New York 14623; telephone (716) 272-1810.



                              THE OFFERING

Securities Offered                      1,643,000 shares  of Common Stock
                                        acquirable upon  conversion of the
                                        Debentures and  upon exercise of the
                                        Private Placement   Warrants    and
                                        the Placement Agent Warrants.


Common Stock Outstanding(1)             5,231,924


Common Stock to be Outstanding
after the Offering(2)                   6,874,924

(1) as of October 16, 1995

(2) Assuming conversion of all Debentures and exercise of all Warrants.


                              USE OF PROCEEDS


     The Company will not receive any proceeds from the sale of the Common Stock offered in this Prospectus.



                    CERTAIN INVESTMENT CONSIDERATIONS


      The following factors should be considered together with other information in this Prospectus, in evaluating an investment in the
Company:


     Reliance on Customers' Ability to Travel

      The Company's business is wholly dependent upon the effect that economic and other conditions have on motor vehicle travel in general and, especially, truck travel. Several factors, such as general and regional economic conditions and the price and availability of fuel, may from time to time contribute to a decline in such travel, and such a decline may adversely affect the Company's operations.


     Competition

     The truck stop business in general and the separate aspects that make up such business are all highly competitive. There are several larger truck stop chains than the Company. Also, there are many single operator truck stops throughout the Company's marketing area.

      In addition to other truck stops, the Company faces competition from major and independent oil companies and independent service station operators; national and independent operators of motels and motel chains; national and independent operators of restaurants, fast food chains, diners and other eating establishments; and super markets, department stores, convenience stores, drug stores and other retail outlets.

      Many of the Company's competitors, such as the major oil companies and national and regional motel, restaurant and retail chains, are larger, better established, and have greater financial and other resources than the Company. While the Company intends to attempt to offset these advantages by continuing to offer all of its products and services in one, well chosen, highly visible and easily accessible location, there can be no assurance that this marketing strategy will be successful and profitable.


     Regulation


      The Company's fueling operations are subject to federal, state and local laws and regulations concerning environmental matters. These laws and regulations affect the storing, dispensing and discharge of petroleum and other wastes and affect the Company both in the securing of permits for its fueling operations and in the ongoing conduct of such operations. Facilities that engage primarily in dispensing petroleum products have in the last ten years been the subject of close scrutiny by regulators. Although the Company believes that it maintains operating procedures satisfactory to comply with such regulations and scrutiny, maintains environmental insurance on most of its facilities, and to date has not had any material environmental claim or expense, there can be no assurance that significant cleanup or compliance costs may not be incurred by the Company and may affect the Company's earnings.

      In addition, the Company's motel and restaurant operations are subject to federal, state and local regulations concerning health standards, sanitation, fire and general overall safety. In addition, truck stops must comply with the requirements of local governmental bodies concerning zoning, land use and, as discussed above, environmental factors. Difficulties in obtaining the required licensing or approvals could result in delays or cancellations in the opening of proposed new motor plazas.


     Legal Proceedings


      In 1988, the Company was sued in the Court of Common Pleas, Lucerne County, Pennsylvania by the purchaser (the "Purchaser") of 23 gas stations from the Company claiming violations of a 1987 Agreement of Sale and seeking $2,395,000 in damages, which was the purchase price. Subsequent to the closing of the Agreement of Sale, two stations were conveyed back to the Company and Purchaser received, from an escrow deposit made by Purchaser, $264,793, which will be credited to the Company should there be any recovery in the Purchaser's action. The Purchaser is currently operating 21 of the purchased stations and has not requested a rescission of the Agreement. The largest part of the Purchaser's claim relates to alleged misrepresentations as to the amount of fuel that had been sold at the stations while operated by the Company. As a result of discovery and investigation, the Company is vigorously defending the claim and believes it has a defense to substantially all of the claims.

      The Company has filed a separate claim against the Purchaser seeking reimbursement for gasoline taxes paid to the Commonwealth of Pennsylvania by the Company that the Company claims were the responsibility of the Purchaser in connection with the purchase of the stations. The Company is asking for damages in excess of $50,000.00 and punitive damages in excess of $50,000.00. The matters discussed in this and the preceding paragraph may be consolidated for trial.

      There can be no assurances that the outcome of either or both of the above actions will be favorable to the Company. The loss of the action commenced against the Company could have a material adverse impact on the Company.


     Site Location

      The Company's business depends upon its ability to identify and operate at locations where there is a substantial amount of truck and other motor vehicle traffic. Road relocation, construction of an alternate, more desirable route, or changes in driver preference may cause declines in the number of vehicles to which the Company's facilities are accessible. There can be no assurance that the Company's existing sites will continue to experience reasonable traffic flow, nor that the Company will be successful in choosing profitable sites in the future.



     Dependence on Key Personnel

     The Company is heavily dependent on E. Philip Saunders, its Chairman, and John M. Holahan, its President, for the successful operation and expansion of its business. Mr. Saunders, who has other business interests, devotes approximately 25% of his time to the business of the Company. Mr Holahan devotes all of his business time to the Company but, inasmuch as there is no employment agreement between the Company and Mr. Holahan, there can be no assurance that he will remain in the Company's employ for any specific period of time. The loss of the services of either of them could adversely affect the operation of the Company.


     Dividends

      There can be no assurance that the operations of the Company will generate sufficient revenues to enable the Company to declare or pay dividends, and for the foreseeable future the Company intends to use any earnings to finance its growth rather than to pay dividends. In addition, loan agreements between the Company and its primary lender, as well as the Debentures, prohibit the declaration of dividends without prior consent by such lender and the holders of Debentures. No dividends have been paid by the Company to date.




     Control

      Members of the management of the Company and their affiliates own approximately 41% of the Company's outstanding Common Stock and are in a position to elect all the directors of the Company and thus control the management and affairs of the Company with the consent of the holders of a relatively small number of additional outstanding shares of Common Stock.


     Shares Eligible for Resale

      Of the presently outstanding shares of the Company's Common Stock, approximately 2,105,000 shares are "restricted securities" as that term is defined by Rule 144 promulgated under the Act and may be sold only in compliance with such Rule or pursuant to registration under the Act or pursuant to another exemption therefrom. The Company is unable to predict the effect that sales made under Rule 144, pursuant to future registration statements or otherwise, may have on any then-prevailing market price for the Company's securities, although it is likely that sales or a large number of securities would depress such market price.


     Significant Transactions with Management

      The Company has entered into leases with, and purchases products and services from, organizations owned and operated by shareholders, officers, and/or directors of the Company. Among these agreements is an agreement pursuant to which the Company has agreed to purchase all of its petroleum products through December 1995 for three of its fourteen truckstops from a corporation owned by the Company's chairman. Management believes that the terms of the purchase agreement and the spot market purchases are fair and competitive when compared with the purchasing opportunities for similar products in like quantities from other vendors. It is possible that conflicts of interest may arise as a result of these relationships.


                           SELLING STOCKHOLDERS

      The following tables set forth the name of each of the Selling Stockholders and (a) the number of shares of Common Stock each such Selling Stockholder beneficially owned as of October 16, 1995; (b) the number of shares of Common Stock to be offered by each such Selling Stockholder and being registered hereby, some or all of which shares may be sold pursuant to this Prospectus; and (c) the number of shares of Common Stock and the percentage, if 1% or more, of the total class of Common Stock outstanding to be beneficially owned by each such Selling Shareholder following this offering, assuming the sale pursuant to this offering of all Common Stock registered hereby. There is no assurance, however, that any of the Selling Shareholders will sell any or all of the shares of Common Stock offered by them hereunder. Unless indicated in a footnote, none of the Selling Stockholders has held any position, office, or material relationship with the Company or any of its predecessors or affiliates within three years of the date of this prospectus.

DEBENTURE HOLDERS:
                                                            Number of
                                        Number of           Shares of
                                        Shares of           Common Stock
                         Number of      Common Stock        Remaining if
                         Shares of      Acquirable (and     All  Shares
                         Common Stock   Registered Hereby)  Registered
                         Currently      Upon Conversion or  Hereby Are Sold
Name                     Owned          Exercise             (% if > 1%)

E.  Philip  Saunders(1) 1,600,000       100,000              1,600,000 (23%)

Silverton International
     Fund Ltd              --           150,000                --

Polar Partners One         --            50,000                --

Kirpet Co.                 --            33,333                --

Compaignie D'Assurances
 Maritimes Aeriennes
 & Terrestres              --           200,000                --

Commonwealth of Virginia   --           200,000                --

Monsanto Master Trust      --           133,333                --

The Bond Fund for Growth   --           650,000                --

John M. Holahan (2)      505,000         16,667             505,000 (7%)

CSC Industries Pension Plan,
Harris Trust & Services Bank as
Trustee                   --             16,667                --


PRIVATE PLACEMENT WARRANT HOLDERS:

E. Philip Saunders (1)   1,600,000        1,000            1,600,000 (23%)

Silverton International
Fund Ltd                  --              1,500                --

Polar Partners One        --                500                --

Kirpet Co.                --                334                --

Selig Zises Rollover IRA  --                833                --

Compaignie D'Assurances
 Maritimes Aeriennes
 & Terrestres             --              2,000                --

Commonwealth of Virginia  --              2,000                --

Monsanto Master Trust     --              1,333                --

The Bond Fund for Growth  --              5,000                --

Banque Odier Bungener
  Courvoisier             --              1,000                --

PLACEMENT AGENT WARRANT HOLDER:

Value Investing
Partners, Inc. (3)        --             77,500                --


Footnotes to the Selling Stockholders Tables

(1) Mr. Saunders is Chairman, Chief Executive Officer, and a Director of the Company.

(2) Mr. Holahan is President, Chief Operating Officer, and a Director of the Company. Does not include options to purchase 200,000 additional shares, granted to Mr. Holahan under Incentive Stock Option Plans maintained by the Company.

(3)   The  Placement  Agent  Warrants  were  granted  to  Value  Investing
Partners, Inc. as partial consideration for its assistance in privately placing $4,650,000 of the Debentures and Private Placement Warrants.

                           PLAN OF DISTRIBUTION


      Any shares of Common Stock offered hereby are being sold by the Selling Stockholders acting as principals for their own account. The Company will not be entitled to any proceeds from the sale of any shares sold by the Selling Stockholders as part of this offering. The distribution of the Common Stock by the Selling Stockholders may be effected from time to time in ordinary brokerage transactions on NASDAQ at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the Selling Stockholders. The brokers or dealers through or to whom the Common Stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be underwriting compensation. The Company will bear all expenses of the offering, except that the Selling Stockholders will pay any applicable brokerage fees or commissions and transfer taxes. In order to comply with the securities laws of certain states, if applicable, the shares will be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.


                                 EXPERTS


     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of Travel Ports of America, Inc. for the year ended April 30, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.